Exhibit 99.1

QUEST RARE MINERALS LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

APRIL 17, 2014

TAKE NOTICE that an Annual Meeting of Shareholders (the “Meeting”) of QUEST RARE MINERALS LTD. (the “Corporation”) will be held at:

Place:	Fasken Martineau DuMoulin LLP
Stock Exchange Tower
800 Place Victoria
Suite 3700
Montreal, Québec
H4Z 1E9

Date:	April 17, 2014

Time:	10:00 a.m.

The purposes of the Meeting are to:

1.	receive and consider the consolidated financial statements of the Corporation for the fiscal year ended October 31, 2013 and the auditors’ report thereon;

2.	elect directors;

3.	appoint auditors and authorize the directors to fix their remuneration; and

4.	transact such other business as may properly be brought before the Meeting.

The Corporation has fixed March 7, 2014 as the record date for the Meeting. If you are unable to attend the Meeting in person, please date, sign and return the enclosed form of proxy. Proxies to be used at the Meeting must be deposited with Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 prior to 5:00 p.m. on April 15, 2014 or with the Secretary of the Corporation before the commencement of the Meeting or at any adjournment thereof.

DATED at Montreal, Québec

March 12, 2014

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Peter J. Cashin
President and Chief Executive Officer